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Exhibit 2.2

AMENDING AGREEMENT

    We refer to the agreement made the 29th day of March, 2001, among Norske Skog Canada Limited, Norske Skog Canada Pulp Operations Limited, Pope & Talbot Ltd., Pope & Talbot Inc. and Norske Skog Canada Mackenzie Pulp Limited (the "Purchase Agreement"). Terms used herein which are defined in the Purchase Agreement have corresponding meanings.

    We confirm our agreement to the following amendments to the Purchase Agreement:

1.
The Cash Amount defined in Subsection 2.1(b) of the Purchase Agreement is hereby reduced by $300,000 from $106,800,000 to $106,500,000.

2.
The Closing Date is hereby changed to June 15, 2001.

3.
In valuing stores, supplies and spare parts included in the Current Assets pursuant to Subsection 2.3(c) of the Purchase Agreement, the inventories of used and rebuildable stores parts that were historically valued at nil and were written up by approximately $1,600,000 and reflected in the financial statements referred to in Subsection 4.11(b) of the Purchase Agreement and the inventories of parts and supplies in the Comstock building that were written up by $700,000 as reflected in the those financial statements, will be valued at nil. The obsolescence provisions of approximately $500,000 recorded in conjunction with that write-up of parts and supplies will also be treated as nil.

4.
The salaried employees of Allwin referred to in Section 4.3(a)(ii) of the Purchase Agreement which were to be transferred to the Corporation are instead to be transferred to Pope & Talbot Ltd. as at the Closing Date and Pope & Talbot Ltd. is to assume all obligations of those employees pursuant to Article 8 of the Purchase Agreement.

5.
The Vendor will complete the registration of title of the Lands in the name of Mackenzie Pulp Land Ltd., a wholly owned subsidiary of the Corporation, prior to the Closing as contemplated by Section 4.9 rather than in the name of the Corporation.

6.
The Purchaser, rather than the Corporation, will offer employment to each Active Salaried Employee and Other Salaried Employee on the Closing Date in accordance with Section 8.3 and the provisions of Article 8 are hereby amended as necessary to reflect that change.

7.
The date for Completion of the Closure Work and provision of the Closure Report and the Government Sign-Off as contemplated by the first sentence of Section 9.7.2 of the Purchase Agreement shall be extended to December 31, 2002 (subject to further extension for delays beyond the reasonable control of the Vendor). The parties confirm that, in order to meet that time frame, approvals of Government Authorities for the pumping of liquids to the bio basins in the Mill effluent systems referenced in Item 3 of Part II of Schedule E of the Purchase Agreement will need to be obtained by June 30, 2001 and that such pumping may commence promptly after approvals of those Governmental Authorities have been obtained. The Vendor will use all reasonable efforts to obtain such approvals as soon as practicable.

8.
Section 3 of Schedule B of the Purchase Agreement is hereby replaced in its entirety with the Section 3 set out in the attachment to this Agreement.

    Except as contemplated herein, all of the terms and conditions of the Purchase Agreement remain in full force and effect unamended.

DATED this 14th day of June, 2001.
NORSKE SKOG CANADA LIMITED
By:	/s/ RALPH LEVERTON
By:

NORSKE SKOG CANADA PULP OPERATIONS LIMITED
By:	/s/ RALPH LEVERTON
By:

NORSKE SKOG CANADA MACKENZIE PULP LIMITED
By:	/s/ RALPH LEVERTON
By:

POPE & TALBOT LTD.
By:	/s/ MARIA M. POPE
By:

POPE & TALBOT LTD.
By:	/s/ MARIA M. POPE
By:

    The following schedule to the Amending Agreement has been omitted and will be provided to the Securities and Exchange Commission upon request:

Schedule	Subject
B (Section 3 only)	Pension and Benefits Separation Issues: Health and Welfare Plan and Trust

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AMENDING AGREEMENT